UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of September 2025

Commission File Number:  001-16601

FRONTLINE PLC
(Translation of registrant's name into English)

8, Kennedy Street, Iris House, Off. 740B, 3106 Limmasol, Cyprus
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release issued by Frontline plc (the “Company”) on May 27, 2025, announcing that the Company has granted 362,284 synthetic options to management and employees of the Company.

Attached hereto as Exhibit 2 is a copy of the press release issued by the Company on September 8, 2025 announcing that a director of the Company exercised 44,000 synthetic options in the Company.

Attached hereto as Exhibit 3 is a copy of the press release issued by the Company on September 12, 2025 announcing that the Chief Executive Officer of Frontline Management AS exercised 110,000 synthetic options in the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE PLC (registrant)

Dated: September 18, 2025	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRO – Grant of synthetic options

27.05.2025

Frontline plc (“Frontline” or the “Company”) hereby announces that 362,284 synthetic options have today been granted to management and employees of the Company. The synthetic options will have a five-year term expiring May 27, 2030, and will vest over a three-year vesting period as follows:

•	1/3 of the synthetic options will vest on May 27, 2026
•	1/3 of the synthetic options will vest on May 27, 2027
•	1/3 of the synthetic options will vest on May 27, 2028

The  exercise price of the synthetic options  is USD 16.8 being the volume-weighted average price of the share the last 30 days prior to grant. The exercise price will further be adjusted for any distribution of dividends made before the relevant synthetic options are exercised. The synthetic options granted to the CEO and the CFO are subject to a cap on maximum annual gain equal to two times the annual base salary at the time of exercise of the synthetic options.
The synthetic options will be settled in cash based on the difference between the market price of the Company’s shares and the exercise price on the date of exercise.
The synthetic options have been granted according to the rules of the Company’s synthetic option scheme approved by the Board of Directors of the Company. Please see the attached forms of notification of transactions by primary insiders for the synthetic options.

May 27, 2025

The Board of Directors
Frontline plc
Limassol, Cyprus

This notification has been publicly disclosed in accordance with Article 19 of the Market Abuse Regulation and section 5-12 of the Norwegian Securities Trading Act.

Attachment

•	PDMR transactions

Notification of transactions by persons discharging
managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lars H. Barstad
2	Reason for the notification
a)	Position/status	CEO of Frontline Management AS
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Frontline plc
b)	LEI	5493004BCIKYU1YL3H63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Synthetic options giving a right to cash settlements depending on the development of the company's share price. ISIN: CY0200352116
b)	Nature of the transaction	Lars H. Barstad has on May 27th, 2025, been granted 115,509 synthetic options in Frontline plc (the "Company") approved by the Board of Directors of the Company on May 27th, 2025.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 0	115,509 synthetic options
d)	Aggregated information — Aggregated volume — Price	115,509 synthetic options NOK 0
e)	Date of the transaction	May 27th, 2025
f)	Place of transaction	Off market

Notification of transactions by persons discharging
managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Inger M. Klemp
2	Reason for the notification
a)	Position/status	CFO of Frontline Management AS
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Frontline plc
b)	LEI	5493004BCIKYU1YL3H63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Synthetic options giving a right to cash settlements depending on the development of the company's share price. ISIN: CY0200352116
b)	Nature of the transaction	Inger M. Klemp has on May 27th, 2025, been granted 86,632 synthetic options in Frontline plc (the "Company") approved by the Board of Directors of the Company on May 27th, 2025.
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 0	86,632 synthetic options
d)	Aggregated information — Aggregated volume — Price	86,632 synthetic options NOK 0
e)	Date of the transaction	May 27th, 2025
f)	Place of transaction	Off market

EXHIBIT 2

FRO – Notification of Trade

08.09.2025

Issuer

Frontline plc

James O'Shaughnessy, Director of Frontline plc (“Frontline” or the “Company”),
has on September 8th, 2025, exercised 44,000 synthetic options in Frontline under its share option scheme approved by the Board of Directors of the Company on December 7, 2021.

Please see the attached form for notification and public disclosure of transaction attached.

This notification has been publicly disclosed in accordance with Article 19 of the Market Abuse Regulation section 5-12 of the Norwegian Securities Trading
Act.

Attachment

•	PDMR transactions

Notification of transactions by persons discharging
managerial responsibilities and persons closely associated with them

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	James O'Shaughnessy
2	Reason for the notification
a)	Position/status	Director of Frontline plc
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Frontline plc
b)	LEI	5493004BCIKYU1YL3H63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Synthetic options giving a right to cash settlements depending on the development of the company's share price.
	Identification code	ISIN: CY0200352116
b)	Nature of the transaction
James O'Shaughnessy has on September 8th, 2025, exercised 44,000 synthetic options in Frontline plc (the "Company") under its share option scheme approved by the Board of Directors of the Company on December 7, 2021. The exercise price will be NOK 16.75, adjusted from NOK 71 / NOK 76 due to $5.35 dividend paid per share since the options were granted.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 227.72	44,000 synthetic options
d)	Aggregated information — Aggregated volume — Price	44,000 synthetic options NOK 227.72
e)	Date of the transaction	September 8th, 2025
f)	Place of transaction	Off market

EXHIBIT 3

FRO – Notification of Trade

12.09.2025

Issuer

Frontline plc

Lars H. Barstad, CEO of Frontline Management AS, has on September 12th, 2025,
exercised 110,000 synthetic options in Frontline plc (“Frontline” or the
“Company”) under its share option scheme approved by the Board of Directors of the Company on December 7, 2021. After the transaction Mr. Lars H. Barstad holds
405,509 synthetic options in the Company.

Please see the attached form for notification and public disclosure of transaction attached.

This notification has been publicly disclosed in accordance with Article 19 of the Market Abuse Regulation section 5-12 of the Norwegian Securities Trading
Act.

Attachment

•	PDMR transactions

Notification of transactions by persons discharging
managerial responsibilities and persons closely associated with them
1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Lars H. Barstad
2	Reason for the notification
a)	Position/status	CEO of Frontline Management AS
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Frontline plc
b)	LEI	5493004BCIKYU1YL3H63
4	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the Financial instrument, type of instrument	Synthetic options giving a right to cash settlements depending on the development of the company's share price.
	Identification code	ISIN: CY0200352116
b)	Nature of the transaction
Lars H. Barstad has on September 12th, 2025, exercised 110,000 synthetic options in Frontline plc (the "Company") under its share option scheme approved by the Board of Directors of the Company on December 7, 2021. The exercise price will be about NOK 10.70, adjusted from NOK 71 due to $5.71 dividend paid per share since the options were granted and the dividend payable on 24.09.2025.

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		NOK 229.8667	110,000 synthetic options
d)	Aggregated information — Aggregated volume — Price	110,000 synthetic options NOK 229.8667
e)	Date of the transaction	September 12th, 2025
f)	Place of transaction	Off market